

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-mail
Patrick E. Allen
Chief Financial Officer
Rockwell Collins, Inc.
400 Collins Road NE
Cedar Rapids, Iowa 52498

>   **Re: Rockwell Collins, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2011**
>   **Filed November 15, 2011**
>   **File No. 001-16445**

Dear Mr. Allen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Lyn Shenk
>
>   Lyn Shenk
>   Branch Chief